Contact

www.linkedin.com/in/chris-robb-9a522931 (LinkedIn)

Top Skills

Marketing
Marketing Strategy
Business Strategy

Chris Robb

Passionate about emerging brands in CPG
United States

Summary

Experienced Brand Strategy Specialist with a demonstrated history of working in the natural food & beverages industry. Strong business development professional skilled in Strategy, Business Development, Brand Development, and Channel Strategy.

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Experience

supernatural ventures
General Partner
June 2025 - Present (10 months)

The Angel Group
General Partner
November 2023 - Present (2 years 5 months)

Dirty Hands
Senior Advisor to the President
July 2024 - Present (1 year 9 months)

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Education

History, Writing, Studio Art · (2002 - 2006)